UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

India Fund, Inc.

(Name of Subject Company (Issuer))

THE INDIA FUND, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001

(Title of Class of Securities)

454089103

(CUSIP Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Ms. Andrea Melia

Aberdeen Asset Management Inc.

1735 Market Street 32nd Floor

Philadelphia, PA 19103

Telephone: (866) 839-5205

Copy to:

Sarah E. Cogan

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

The India Fund, Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

December 11, 2013

Dear Stockholder:

We are pleased to enclose the notice and proxy statement for the Special Meeting of Stockholders (the “Special Meeting”) of The India Fund, Inc. (NYSE: IFN; the “Fund”) to be held on Monday, February 3, 2014, at the offices of Aberdeen Asset Management Inc., 712 Fifth Avenue, 49th Floor (entrance on 56th Street), New York, New York, at 10:00 a.m., New York time.

At the Special Meeting, you will be asked to vote on the elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers. The close of business on December 6, 2013, has been fixed as the record date for the determination of Stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Each Stockholder is entitled to one vote for each full share and an appropriate fraction of a vote for each fractional share held.

After careful consideration, the Board of Directors of the Fund, including all of the Independent Directors, recommends that you vote “FOR” the elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers.

Whether or not you intend to attend the Special Meeting, you may vote by proxy by signing and returning your proxy card in the enclosed postage-paid envelope or by following the instructions on your proxy card to vote by telephone or over the Internet. Please familiarize yourself with the proposal and vote immediately, even if you plan to attend the Special Meeting.

If your completed proxy card is not received, you may be contacted by representatives of the Fund or by our proxy solicitor, AST Fund Solutions, LLC (“AST”). AST has been engaged to assist the Fund in soliciting proxies. Representatives of AST will remind you to vote your shares. You may also call the number provided on your proxy card for additional information.

As always, we thank you for your confidence and support.

Sincerely,

Alan R. Goodson
President

The India Fund, Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on February 3, 2014

December 11, 2013

To the Stockholders:

A Special Meeting of Stockholders of The India Fund, Inc. (the “Fund”) will be held on Monday, February 3, 2014, at the offices of Aberdeen Asset Management Inc., 712 Fifth Avenue, 49th Floor (entrance on 56th Street), New York, New York, at 10:00 a.m., New York time, for the purpose of considering and voting on proposals to:

1.	Eliminate the fundamental policy governing the Fund’s semi-annual repurchase offers.

2.	Transact such other business as may be properly presented at the Special Meeting or any adjournments or postponements thereof.

The close of business on December 6, 2013, has been fixed as the record date for the determination of Stockholders entitled to notice of and to vote at the Special Meeting. The enclosed proxy is being solicited on behalf of the Board of Directors of the Fund.

By order of the Board of Directors,

Megan Kennedy
Secretary

TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU to indicate voting instructions on the enclosed proxy card, date and sign it and return it promptly in the envelope provided, or to vote promptly by telephone or over the Internet according to the instructions on the enclosed proxy card, no matter how large or small your holdings may be.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and may avoid the time and expense to the Fund involved in validating your vote if you fail to sign your proxy card properly.

1.	Individual Accounts. Sign your name exactly as it appears in the registration on the proxy card.

2.	Joint Accounts. Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

3.	Other Accounts. The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

REGISTRATION

Corporate Accounts	Valid Signature

ABC Corp.	ABC Corp. (by John Doe, Treasurer)
ABC Corp.	John Doe, Treasurer
ABC Corp. c/o John Doe, Treasurer	John Doe
ABC Corp. Profit Sharing Plan	John Doe, Trustee

Trust Accounts

ABC Trust	Jane B. Doe, Trustee
Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe

Custodial or Estate Accounts

John B. Smith, Cust. f/b/o John B. Smith, Jr. UGMA	John B. Smith
John B. Smith	John B. Smith, Jr., Executor

The India Fund, Inc.

(the “Fund”)

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished in connection with a solicitation by the Board of Directors of The India Fund, Inc. (the “Fund”) of proxies to be used at the Special Meeting of Stockholders of the Fund to be held at the offices of Aberdeen Asset Management Inc., 712 Fifth Avenue, New York, New York, on the 49th Floor (entrance on 56th Street), on Monday, February 3, 2014, at 10:00 a.m., New York time, and at any adjournments or postponements thereof (the “Special Meeting”), for the purposes set forth in the accompanying Notice of Special Meeting of Stockholders.

At the Special Meeting, Stockholders will vote on a proposal to eliminate the fundamental policy governing the Fund’s semi-annual repurchase offers.

This proxy statement and the accompanying form of proxy are first being mailed to Stockholders on or about December 17, 2013. It is essential that Stockholders vote their shares. The enclosed proxy voting card will instruct how you may access and review the important information contained in the proxy materials on the Fund’s website as well as how you may submit your proxy card via the Internet at www.proxy-direct.com. You may also vote your shares via touchtone telephone by dialing 1-800-337-3503. Any Stockholder giving a proxy in advance of the Special Meeting has the power to revoke it by mail (addressed to the Secretary of the Fund, c/o Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103) or in person at the Special Meeting by executing a superseding proxy or by submitting a notice of revocation to the Fund. All properly executed proxy cards received in time for the Special Meeting will be voted as specified in the proxy card or, if no specification is made, FOR the elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers. Abstentions will have the effect of a vote AGAINST the proposal. Shares owned by any Stockholder who attends the Special Meeting but does not cast a vote are included in the determination of the number of shares present at the Special Meeting and will also have the effect of a vote AGAINST the proposal.

This proxy statement sets forth concisely the information Stockholders of the Fund should know before voting on the proposal. Please read it carefully and retain it for future reference. The Fund’s Annual Report, containing financial statements for the fiscal year ended December 31, 2012, as filed on Form N-CSR, and the Fund’s Semi-Annual Report, containing unaudited financial statements for the period ended June 30, 2013, as filed on Form N-CSRS, are available free of charge by contacting Aberdeen Asset Management, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-866-839-5205 toll-free or on the Internet at www.aberdeenifn.com. Information about the Fund is included in this proxy statement. Reports and other information filed by the Fund can be inspected in person at the Public Reference Room maintained by the Securities and Exchange Commission (the “SEC”) at the address below, and copies of such materials can be obtained from the Public Reference Branch at the address below. In addition, shares of common stock of the Fund are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “IFN.” Reports and other information concerning the Fund can be inspected by contacting the NYSE at New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005. The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), and in accordance therewith, file reports and other information, including proxy materials and charter documents, with the SEC.

You also may view or obtain these documents from the SEC:

In Person:	At the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549

By Phone:	1-800-SEC-0330

By Mail:	Public Reference Branch Office of Consumer Affairs and Information Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 (duplicating fee required)

By Email:	publicinfo@sec.gov (duplicating fee required)

By Internet:	www.sec.gov

Stockholders who execute proxies retain the right to revoke them in person at the Special Meeting, by written notice received by the Secretary of the Fund at any time before they are voted or by delivering a duly executed proxy bearing a later date. Proxies that are not revoked will be voted in accordance with the specifications thereon and, unless specified to the contrary, will be voted FOR the elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers.

The close of business on December 6, 2013, has been fixed as the record date for the determination of Stockholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Each Stockholder is entitled to one vote for each full share and an appropriate fraction of a vote for each fractional share held.

On the record date, there were 34,935,115 shares of the Fund’s common stock outstanding.

In the event that a quorum is not present at the Special Meeting, the persons named as proxies may propose, without notice other than by announcement at the Special Meeting, one or more adjournments or postponements of the Special Meeting to a date not more than 120 days after the original record date to permit further solicitation of proxies or until a quorum shall attend. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Special Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote FOR, AGAINST, or ABSTAIN from any such proposal at their discretion. Under the By-Laws of the Fund, a quorum is constituted by the presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock of the Fund entitled to vote at the Special Meeting.

Votes cast by proxy or in person at the Special Meeting will be tabulated by the inspector of election appointed for the Special Meeting. The inspector of election will determine whether or not a quorum is present at the Special Meeting. The inspector of election will treat abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name,” as to which proxies have been returned but (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) as present for purposes of determining a quorum. The Fund understands that, under the rules of the NYSE, a broker may not, without instructions from its customers and clients, grant authority to the proxies designated by the Fund to vote on the proposal if no instructions have been received prior to the date specified in the broker firm’s request for voting instructions. Therefore, if beneficial owners do not provide proxy instructions or do not return a proxy card that specifies how they wish to vote on the proposal, such action will have the same effect as a vote AGAINST any proposal as to which instructions were not received.

The persons named as proxies will have discretionary authority to vote all shares for which they serve as proxies, including abstentions and broker non-votes, on the adjournment of the Special Meeting, whether or not a quorum is present, to a date not more than 120 days after the original record date to permit further solicitation of proxies.

Stockholders who plan to attend the Special Meeting will be required to provide valid identification in order to gain admission.

The Board of Directors of the Fund knows of no business other than that discussed above that will be presented for consideration at the Special Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

The Fund is a closed-end management investment company registered under the 1940 Act. The principal business address of the Fund is 1735 Market Street, 32nd Floor, Philadelphia, PA 19103.

The date of this Proxy Statement is December 11, 2013.

Important Notice Regarding the Availability of Proxy Materials for the

Stockholder Special Meeting to be Held on February 3, 2014

The proxy statement and related materials are available at

www.aberdeenIFN.com

PROPOSAL 1. ELIMINATION OF FUNDAMENTAL POLICY GOVERNING THE FUND’S SEMI-ANNUAL REPURCHASE OFFERS

Background

The Fund has an investment objective of long-term capital appreciation, which it seeks to achieve by investing primarily in the equity securities of Indian companies. In addition to the performance of the Fund’s net asset value (“NAV”) consistent with its stated objective, the Fund has sought to narrow the discount to NAV at which Fund shares have traded on the New York Stock Exchange. Over the last several years, the Board of Directors has persistently explored possible solutions to address the discount at which the Fund’s shares may from time to time trade to their NAV. The Board of Directors has regularly considered, and continues to consider, share repurchases, tender offers, and other measures as possible means of reducing the Fund’s discount. The Board of Directors has implemented such measures at various points in the Fund’s history, under appropriate market conditions and when the Board of Directors has believed such measures would be in the best interest of the Fund and its Stockholders.

In 1999 and 2000, the Board of Directors instituted share repurchase programs, which resulted in the repurchase of over three million shares as of January 31, 2003. Additionally, in September 2002, the Fund completed a tender offer to repurchase up to an additional 10% of the Fund’s outstanding shares. These programs had a measurable impact on the Fund’s discount, which was reduced to 15.69% as of February 21, 2003. Nevertheless, the Board of Directors concluded that a more ambitious solution was needed to further reduce the Fund’s discount and provide liquidity to Stockholders, and approved a fundamental policy (the “Policy”) converting the Fund to an “interval structure,” pursuant to Rule 23c-3 under the 1940 Act. The Policy was subsequently approved at a special meeting of Stockholders on April 30, 2003. The Policy requires the Fund to conduct repurchase offers at semi-annual intervals. The Policy, however, is not guaranteed to achieve its intended purpose of addressing the Fund’s discount to NAV, or to do so on more than a temporary basis, and, as disclosed in the Fund’s proxy statement dated March 18, 2003, the Policy entails risks to the Fund and its Stockholders. Such risks include, among others, the possibility that if a significant number of shares are repurchased on a semi-annual basis, the Fund may be unable to maintain a viable asset base to continue operating efficiently given its limited ability to offer shares and that Fund’s reduced net assets would also result in higher relative operating costs.

In the view of the Board of Directors, the Policy is no longer as effective in achieving its intended purpose. Additionally, the Policy restricts the ability of the Fund to pursue other methods that may be more effective at addressing the Fund’s discount.

A key feature of the Policy is that the semi-annual repurchases are non-discretionary and are required to be undertaken irrespective of the Fund’s discount (including even if the Fund’s shares are trading at a premium) or prevailing market conditions. In addition, unlike open market repurchases, the tenders pursuant to the Policy themselves are also costly, requiring the preparation of regulatory filings, the administration and mailing of the transmittal instructions and payments, and the appointment of an information agent.

In addition to the Policy, effective October 30, 2012, the Board of Directors authorized management to make open market repurchases of Fund shares from time to time in an aggregate amount of up to 10% of the Fund’s outstanding shares when Fund shares trade at or above a certain discount to NAV. Acquisition and retirement of shares purchased in the open market at a discount to NAV is accretive to the per share NAV of shares held by non-selling Stockholders with the discount threshold being determined from time to time by the Board of Directors. Further, it is more accretive to NAV to repurchase shares in the open market at a price based on market value because it is more cost-effective than repurchasing shares at 98% of NAV as required by the Policy for the semi-annual repurchase offers.

After monitoring the impact of the Policy on the discount for some time under varying market conditions, the Board of Directors has concluded that eliminating the Policy will allow for greater flexibility to evaluate and pursue in a timely manner other actions that may more effectively reduce the discount at which the Fund’s shares have been trading. For this reason, the Board of Directors has proposed that Stockholders eliminate the Policy. The Fund will cease to operate as an interval fund if Stockholders vote to eliminate the Policy.

Overview of Policy

In February 2003, the Board of Directors approved the Policy, subject to Stockholder approval. Stockholders of the Fund subsequently approved the Policy at a special meeting of Stockholders held on April 30, 2003. As an interval fund, the Fund makes periodic repurchase offers at NAV (less a 2% repurchase fee) to all Fund Stockholders. The percentage of outstanding shares that the Fund can repurchase in each offer is established by the Fund’s Board of Directors shortly before the commencement of each offer, and is between 5% and 25% of the Fund’s then outstanding shares. In order to participate in a repurchase offer, Stockholders are asked to comply with the requirements in the offer to repurchase related to the offer.

The Policy, as adopted by the Fund, is as follows:

The Fund will make offers to repurchase its shares at semi-annual intervals pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (“Offers”). The Board of Directors may place such conditions and limitations to the Offers as may be permitted under Rule 23c-3.

•

14 days prior to the last Friday of the Fund’s first and third fiscal quarters, or the next business day if such Friday is not a business day, will be the deadline (the “Repurchase Request Deadline”) by which the Fund must receive repurchase requests submitted by Stockholders in response to the most recent Offer.

•

The date on which the repurchase price for shares is to be determined (the “Repurchase Pricing Date”) shall occur no later than the last Friday of the Fund’s first and third fiscal quarters, or the next business day if such day is not a business day.

•	Repurchase offers may be suspended or postponed under certain circumstances, as provided for in Rule 23c-3 of the 1940 Act.

Proposed Introduction of a More Comprehensive and Flexible Discount Control Mechanism to Replace the Existing Policy

In the view of the Board of Directors, the existing Policy is:

•	No longer as effective in achieving its intended purpose of addressing the discount to NAV.

•

Potentially contrary to Stockholders’ interests by mandating a semi-annual repurchase offer at a fixed discount to NAV irrespective of the current market price, which may be at a smaller discount or potentially at a premium to NAV.

•	Contributing to the shrinkage of Fund assets.

•	Reducing trading volume and liquidity in the Fund’s stock.

•	Increasing the relative operating costs of the Fund.

•	Restricting the Fund’s ability to effect share repurchase transactions in the best manner and at an optimal frequency to address the Fund’s discount.

•

Causing significant expenses to be incurred by the Fund which would not otherwise be incurred if it were able to use the resources expended in conducting the semi-annual repurchase offers to engage in certain other actions.

Elimination of the Policy would allow the Board of Directors:

•

Greater opportunity and flexibility to address widening discounts in a timely and more effective manner by permitting actions that better suit the prevailing market conditions, including, but not limited to, share repurchases at wider discounts to NAV and considering a variety of potential actions at sustained, wide discounts to NAV.

•	To consider ceasing repurchases at narrow discounts to NAV and potentially issue shares that are accretive to NAV if the market price trades at a premium to NAV.

•	More freedom to effect transactions in response to market conditions, rather than at predetermined times.

If the proposal is not approved, the Board of Directors believes it will be less likely to be able to minimize the size of the discount to NAV and that the semi-annual repurchases pursuant to the Policy will continue to reduce the size of the Fund, which may adversely impact Stockholders by increasing the relative costs of operating the Fund and the liquidity of shares trading in the market. The Board of Directors does not intend to authorize the conditional tender offer described below if Stockholders do not approve the elimination of the Policy.

The Board intends to direct the Fund to take actions described below as part of a comprehensive strategy to reduce the stock price discount. The purpose of the proposed actions is to strengthen the commitment by the Fund and the Board to seek to reduce the stock price discount.

Conditional Tender Offer

If Stockholders approve the proposal, the Board of Directors expects to authorize a cash tender offer to acquire up to 15% of the Fund’s outstanding shares at a price of 98% of the Fund’s NAV. In the event that the Special Meeting is postponed and Stockholders have not approved the elimination of the Policy by February 14, 2014 (the date on which the Fund is required to prepare for the commencement of the next semi-annual repurchase), the Board of Directors intends to authorize a cash tender offer in such an amount so that the cash tender in combination with the periodic interval repurchase commencing in February 2014, amounts to 15% of the Fund’s outstanding shares. If Stockholders approve the elimination of the Policy, the Fund expects to file a tender offer statement with the SEC. STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov). Stockholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-866-839-5205 toll-free or on the Internet at www.aberdeenifn.com.

Targeted Discount Policy and Open-Market Repurchases

In addition, if Stockholders approve the proposal, the Board of Directors expects to extend a targeted discount policy to seek to manage the Fund’s discount, under which the Fund expects to buy back shares of common stock in the open market at times when the Fund’s shares trade at a discount of 10% or more to NAV. The targeted discount of a 10% volume-weighted average would be reviewed by the Board after a two-year period from the completion date of the conditional tender described above. If the 10% volume-weighted average discount is not attained over the two-year period, the Board of Directors may, but shall not be obligated to, consider other actions that, in its judgment, may be effective to address the discount. There is no guarantee that the targeted discount policy described above, alone or in combination with other actions, will achieve its intended purpose of eliminating the Fund’s discount to NAV or maintaining the discount to NAV at less than 10% or will do so on more than a temporary basis.

VOTE “FOR” THE PROPOSAL TO ELIMINATE THE POLICY

The Board of Directors believes that the elimination of the Policy, which requires share repurchases to be made irrespective of the Fund’s discount or premium to NAV or prevailing market conditions, will allow the Board of Directors greater opportunity and flexibility when evaluating and pursuing other measures to address the discount and is therefore in the best interests of the Fund and its Stockholders.

If the proposal is approved by the Stockholders, the Board of Directors expects to:

1)	Initiate a tender offer for up to 15% of the outstanding common stock.

2)	Extend a targeted discount policy whereby the Fund intends to buy back shares of common stock in the open market at times when the Fund’s shares trade at a discount of 10% or more to NAV.

3)	Review the targeted discount of not more than 10% volume-weighted average after a two-year period commencing from the completion date of the conditional tender.

4)	Potentially consider, although it is not obligated to, other actions that, in its judgment, may be effective to address the discount if a 10% volume-weighted average discount is not attained over the two-year period from the completion date of the conditional tender.

If approved by Stockholders, the elimination of the Policy would become effective as soon as reasonably practicable thereafter.

The Board of Directors, including all of the Independent Directors, unanimously recommends that you vote FOR the elimination of the Policy.

Vote Required

The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock of the Fund entitled to vote is required to constitute a quorum at the Special Meeting. The elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers will require the affirmative vote of (i) 67% or more of the voting securities present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities, whichever is less.

Beneficial Share Ownership

Based upon a review of filings made pursuant to Section 13 of the 1934 Act, as of September 30, 2013, the following table shows certain information concerning persons who may be deemed beneficial owners of 5% of more of the outstanding shares of the Fund:

Shares	Percentage	Name	Address
3,894,077	10.9%	City of London Investment Group	77 Gracechurch Street London, EC3V 0AS England

Cede & Co., a nominee for participants in The Depository Trust Company, held of record 35,559,559 shares, equal to approximately 90.53% of the outstanding shares of the Fund.

Ownership of Securities

The following table provides information concerning the number and dollar range of equity securities owned beneficially by each Director as of September 30, 2013:

Name of Director or Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to Be Overseen by Director or Nominee in Family of Investment Companies(1)
Directors
Lawrence K. Becker	$10,001-$50,000	$50,001-$100,000
Martin Gilbert	None	$10,001-$50,000
Leslie H. Gelb	None	None
J. Marc Hardy	$10,001-$50,000	$10,001-$50,000
Stéphane R. F. Henry	$10,001-$50,000	$10,001-$50,000
Hugh Young	$10,001-$50,000	$10,001-$50,000
Luis F. Rubio	None	None
Jeswald W. Salacuse	$10,001-$50,000	$10,001-$50,000
All Directors and Executive Officers (as a group)	Over $100,000	Over $100,000

(1)

“Aberdeen Family of Investment Companies” means those registered investment companies that share Aberdeen or an affiliate as the investment adviser and that hold themselves out to investors as related companies for purposes of investment and investor services.

As of September 30, 2013 the holdings of no Director or executive officer, nor the Directors and executive officers of the Fund as a group, represented more than 1% of the outstanding shares of the Fund’s common stock. At September 30, 2013, no Director or nominee for election as Director who is not an “interested person” of the Fund as defined in the 1940 Act, nor any immediate family member of such persons, owned beneficially or of record any shares of Aberdeen Asset Management Asia Limited (“AAMAL”), the Fund’s investment manager, or any person or entity (other than the Fund) directly or indirectly controlling, controlled by, or under common control with AAMAL.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, and Section 30(h) of the 1940 Act in combination require the Fund’s Directors and officers, persons who own more than ten percent of the Fund’s common stock, and AAMAL and its directors and officers, to file reports of ownership and changes in ownership of the Fund’s securities with the SEC and the NYSE. These persons and entities are required by SEC regulation to furnish the Fund with copies of all such forms they file.

Based solely on a review of those forms furnished to the Fund, and except as provided in the following sentence, the Fund believes that the Fund’s Directors and Officers, and AAMAL and its directors and officers, have complied with applicable filing requirements during the fiscal year ended December 31, 2012. The Form 3 Initial Statements of Beneficial Ownership for two of the Officers of the Fund and a Form 4 Statement of Changes of Beneficial Ownership of Securities for one Director of the Fund were filed subsequent to the respective 10-day and 2-day periods specified in the Forms.

ADDITIONAL INFORMATION

Service Providers

AAMAL currently serves as the Fund’s investment manager. The address of AAMAL is 21 Church Street, #01-01, Capital Square Two, Singapore 049480. AAMAL is a wholly-owned subsidiary of Aberdeen Asset Management PLC.

Aberdeen Asset Management Inc. currently serves as the Fund’s administrator. The address of Aberdeen Asset Management Inc. is 1735 Market Street, 32nd Floor, Philadelphia, PA 19103. Aberdeen Asset Management Inc. is a wholly-owned subsidiary of Aberdeen Asset Management PLC.

Aberdeen Asset Management Inc. subcontracts certain of its responsibilities as administrator to State Street Bank and Trust Company. The address of State Street Bank and Trust Company is 1200 Crown Colony Drive, Crown Colony Office Park, Quincy, MA, 02169.

Other Business

The Fund’s Board of Directors does not know of any other matter that may come before the Special Meeting. If any other matter properly comes before the Special Meeting, it is the intention of the persons named in the proxy to vote the proxies in accordance with their judgment on that matter.

Stockholder Proposals

All proposals by Stockholders of the Fund that are intended to be presented at the Fund’s next Annual Meeting of Stockholders, to be held in 2014, must be received by the Fund (addressed to The India Fund, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103) for inclusion in the Fund’s proxy statement and proxy relating to that meeting no later than December 13, 2013. Any Stockholder who desires to bring a proposal for consideration at the Fund’s year 2014 Annual Meeting of Stockholders without including such proposal in the Fund’s proxy statement must deliver written notice thereof to the Secretary of the Fund (addressed to The India Fund, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103) during the period from January 17, 2014 to February 16, 2014. However, if the Fund’s 2014 Annual Meeting of Stockholders is held earlier than April 17, 2014 or later than July 16, 2014, such written notice must be delivered to the Secretary of the Fund no earlier than 120 days before the date of the 2014 Annual Meeting of Stockholders and no later than the later of 90 days before the date of the 2014 Annual Meeting of Stockholders or 10 days following the public announcement of the date of the 2014 Annual Meeting of Stockholders.

Any Stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. A Stockholder desiring to submit a proposal must be a record or beneficial owner of shares with a market value of $2,000 and must have held such shares for at least one year. Further, the Stockholder must continue to hold such shares through the date on which the Annual Meeting is held. Documentary support regarding the foregoing must be provided along with the proposal. There are additional requirements regarding proposals of Stockholders, and a Stockholder contemplating submission of a proposal is referred to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 and Section 4(b) of the By-Laws of the Fund. The timely submission of a proposal does not guarantee its inclusion in a Fund’s proxy materials.

Stockholder Communications with the Board of Directors

The Fund has adopted procedures by which Fund Stockholders may send communications to the Board of Directors. Stockholders may mail written communications to the Board of Directors to the attention of the Board of Directors of The India Fund, Inc., c/o the Fund’s Chief Legal Officer, 1735 Market Street, 32nd Floor, Philadelphia, PA 19103. Stockholder communications must (i) be in writing and be signed by the Stockholder and (ii) identify the number of shares held by the Stockholder. The Chief Legal Officer of the Fund is responsible for reviewing properly submitted Stockholder communications. The Chief Legal Officer shall either (i) provide a copy of each properly submitted Stockholder communication to the Board of Directors at its next regularly scheduled board meeting or (ii) if the Chief Legal Officer determines that the communication requires more immediate attention, forward the communication to the Directors promptly after receipt. The Chief Legal Officer may, in good faith, determine that a Stockholder communication should not be provided to the Board of Directors because it does not reasonably relate to the Fund or its operations, management, activities, policies, service providers, Board of Directors, officers, Stockholders or other matters relating to an investment in the Fund or is otherwise ministerial in nature. These procedures shall not apply to (i) any communication from an officer or Director of the Fund, (ii) any communication from an employee or agent of the Fund, unless such communication is made solely in such employee’s or agent’s capacity as a Stockholder of the Fund, or (iii) any Stockholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any communication made in connection with such a proposal.

Expenses of Proxy Solicitation

The costs of preparing, printing, assembling and mailing material in connection with this solicitation of proxies will be borne by the Fund, even if the proposals are not successful, as will all of the other costs in connection with the Special Meeting. Proxies may also be solicited personally by Directors and officers of the Fund and by regular employees of AAMAL, its respective affiliates or other representatives of the Fund, and may be accomplished by telephone in addition to the use of mails. Brokerage houses, banks and other fiduciaries may be requested to forward proxy solicitation material to their principals to obtain authorization for the execution of proxies, and they will be reimbursed by the Fund for out-of-pocket expenses so incurred.

Proxies will be solicited by mail and may be solicited in person or by telephone by officers of the Fund or personnel of Aberdeen Asset Management Inc. The Fund has retained AST Fund Solutions, LLC (“AST”) to assist in the proxy solicitation. The anticipated solicitation cost for the Fund is $40,000 to $100,000. The expenses connected with the solicitation of these proxies and with any further proxies which may be solicited by the Fund’s officers or agents in person or by telephone will be borne by the Fund.

AST may call Stockholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate Stockholders’ identities, to allow Stockholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. A Stockholder voting by telephone would be asked for his or her social security number or other identifying information and would be given an opportunity to authorize proxies to vote his or her shares in accordance with his or her instructions. To ensure that the Stockholder’s instructions have been recorded correctly, he or she will receive a confirmation of such instructions in the mail. The confirmation is a replica of the proxy card, but with marks indicating how the Stockholder voted, along with a special toll-free number which will be available in the event the Stockholder wishes to change or revoke the vote. Although a Stockholder’s vote may be taken by telephone, each Stockholder will receive a copy of this proxy statement and may vote by mailing the enclosed proxy card. If you have any questions or need assistance in voting, please contact AST at its toll-free number 866-406-2283 (or 201-806-2222 for calls outside of the United States).

Please vote promptly by signing and dating the enclosed proxy card and returning it in the accompanying postage-paid return envelope or by following the instructions on the enclosed proxy card for voting by telephone or over the Internet.

December 11, 2013

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:

VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Stockholder Meeting 712 Fifth Avenue, 49th Floor (entrance on 56th Street) New York, NY 10019 on February 3, 2014

Please detach at perforation before mailing.

PROXY	THE INDIA FUND, INC.	PROXY
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 3, 2014

THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS. The undersigned Stockholder(s) of The India Fund, Inc., revoking previous proxies, hereby appoints Alan Goodson, Lucia Sitar, and Megan Kennedy, or any one of them true and lawful attorneys with power of substitution of each, to vote all shares of The India Fund, Inc. which the undersigned is entitled to vote, at the Special Meeting of Stockholders to be held on Monday, February 3, 2014, at 10:00 a.m. New York time, at the offices of Aberdeen Asset Management Inc., 712 Fifth Avenue, 49th Floor (entrance on 56th Street), New York, New York 10019, and at any adjournment or postponement thereof as indicated on the reverse side.

In their discretion, the proxy holders named above are authorized to vote upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Receipt of the Notice of the Special Meeting and the accompanying Proxy Statement is hereby acknowledged. If this Proxy is executed but no instructions are given, the votes entitled to be cast by the undersigned will be cast “FOR” elimination of the fundamental policy governing the Fund’s semi-annual repurchase offers (Proposal 1).

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

Note: Please sign exactly as your name(s) appear(s) on this Proxy. Joint owners should each sign personally. When signing as attorney, executor, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Signature and Title, if applicable

Signature (if held jointly)

Date	TIF_25208_112513

PLEASE SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for

The India Fund, Inc.

Special Stockholders Meeting to Be Held on Monday, February 3, 2014, at 10:00 a.m. (New York time)

The Proxy Statement for this meeting is available at: http://www.aberdeenIFN.com

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

In their discretion, the proxy holders are authorized to vote upon the matters set forth in the Notice of Special Meeting and Proxy Statement dated December 11, 2013 and upon all other such matters as may properly come before the meeting or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELIMINATION OF THE FUNDAMENTAL POLICY GOVERNING THE FUND’S SEMI-ANNUAL REPURCHASE OFFERS IN PROPOSAL 1.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ■

		FOR	AGAINST	ABSTAIN
1.	To eliminate the fundamental policy governing the Fund’s semi-annual repurchase offers.	☐	☐	☐

2.	To transact such other business as may properly come before the Special Meeting.

PLEASE SIGN AND DATE ON THE REVERSE SIDE

TIF_25208_112513